United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Alberto 366,

Colonia Anahuac

11320 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes  ☐            No  ☒

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s Registration Statement on

Form F-3ASR (File No. 333-162217).

Exhibits

Unaudited Pro Forma Condensed Combined Financial Statements	Exhibit 99.1

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Financial Statements give pro forma effect to the CGT Offer (a common control transaction) and the TII Offer (a purchase of non-controlling interest) as described below.

On January 13, 2010, América Móvil announced that it intended to conduct two separate but concurrent offers to acquire outstanding shares of Telmex Internacional and CGT. Telmex Internacional provides a wide range of telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Telmex, a leading Mexican telecommunications provider.

The two offers consist of the following:

•

The CGT Offer. The consideration in the CGT Offer will consist of 2.0474 AMX L Shares for each share of CGT. If all shareholders of CGT participate in the CGT Offer, América Móvil will issue 7,129 million AMX L Shares in the CGT Offer.

•

The TII Offer. The consideration in the TII Offer will consist of 0.373 AMX L Shares or Ps. 11.66, at the election of the exchanging holder, for each share of Telmex Internacional. CGT has announced publicly that it will not participate in the TII Offer. If all shareholders of Telmex Internacional other than CGT participate in the TII Offer and elect to receive shares, América Móvil will issue 2,639 million AMX L Shares in the TII Offer. If all shareholders of Telmex Internacional other than CGT participate in the offer and elect to receive the cash consideration, América Móvil will pay Ps. 82,495 million (US$6,746 million based on the April 30, 2010 exchange rate) in the TII Offer.

This condensed financial information was prepared from, and should be read in conjunction with, the following:

•	The audited consolidated financial statements of América Móvil as of and for the year ended December 31, 2009, and for each of the three years in the period ended December 31, 2009.

•	The audited consolidated financial statements of Telmex Internacional as of and for the year ended December 31, 2009, and for each of the three years in the period ended December 31, 2009.

•	The audited consolidated financial statements of Telmex as of and for the year ended December 31, 2009, and for each of the three years in the period ended December 31, 2009.

The Unaudited Pro Forma Condensed Combined Balance Sheet combines the December 31, 2009 historical consolidated balance sheets of the entities giving effect to the CGT Offer as a merger between entities under common control, as discussed below. It gives effect to the TII Offer as a purchase of non-controlling interest (a shareholders’ equity transaction). The Unaudited Pro Forma Condensed Combined Balance Sheet assumes that the TII Offer and the CGT Offer were completed on December 31, 2009.

The Unaudited Pro Forma Condensed Combined Statements of Income give effect to the CGT Offer as if it had occurred on January 1, 2007. They also give effect to the TII Offer as if it had occurred on January 1, 2009.

The Unaudited Pro Forma Condensed Combined Financial Statements are presented based on historical Mexican FRS amounts, with pro-forma combined net income and pro-forma combined equity amounts reconciled to US GAAP. They do not include any adjustments related to América Móvil’s adoption of IFRS which is to occur in 2010.

The Unaudited Pro Forma Condensed Combined Financial Statements are based on information presently available, using assumptions that we believe are reasonable. The Unaudited Pro Forma Condensed Combined Financial Statements are being provided for information purposes only. They do not purport to represent our actual financial position or results of operations had the TII Offer and the CGT Offer occurred on the dates specified, nor do they project our results of operations or financial position for any future period or date.

The Unaudited Pro Forma Condensed Combined Statements of Income do not reflect any adjustments for operating synergies, transaction expenses or costs that may result from the TII Offer and the CGT Offer. In addition, pro forma adjustments are based on certain assumptions and other information that are subject to change as additional information becomes available. Accordingly, the amounts included in our financial statements published after the completion of the TII Offer and the CGT Offer may vary from the pro-forma amounts included herein.

AMÉRICA MÓVIL, S.A.B. de C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2009

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Elimination Entries (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanation	Pro-Forma Combined
Current assets:
Cash and cash equivalents	Ps.	27,445,880	Ps.	6,474,042	Ps.	14,379,768	Ps.	10,699,224	Ps.	—	Ps.	58,998,914	Ps.	—		Ps.	58,998,914
Accounts receivable, net		55,918,984		2,752,053		20,218,788		20,462,805		(5,591,403)		93,761,227					93,761,227
Derivative financial instruments		8,361		1,512,820		11,496,359						13,017,540					13,017,540
Related parties		468,096				894,535		4,000,119		(2,251,470)		3,111,280					3,111,280
Inventories, net		21,536,018				1,543,648		675,859				23,755,525					23,755,525
Other current assets, net		2,720,983		22,632		3,303,275		2,346,295				8,393,185					8,393,185

Total current assets		108,098,322		10,761,547		51,836,373		38,184,302		(7,842,873)		201,037,671		—			201,037,671
Plant, property and equipment		227,049,009		1,079,770		105,952,096		84,124,541				418,205,416					418,205,416
Licenses, net		42,582,531				918,341		12,740,656				56,241,528					56,241,528
Trademarks, net		3,974,527						1,815,916				5,790,443					5,790,443
Goodwill, net		45,805,279		8,631,267				14,399,481				68,836,027					68,836,027
Investments in affiliates, net		974,693		90,751,963		1,775,380		16,766,564		(90,873,316)		19,395,284					19,395,284
Deferred taxes		15,908,795		3,365,040				6,098,449		(551,119)		24,821,165					24,821,165
Other assets		8,614,805				17,873,187		170,828		(372,294)		26,286,526					26,286,526

Total assets	Ps.	453,007,961	Ps.	114,589,587	Ps.	178,355,377	Ps.	174,300,737	Ps.	(99,639,602)	Ps.	820,614,060	Ps.	—		Ps.	820,614,060

AMÉRICA MÓVIL, S.A.B. de C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

As of December 31, 2009

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Elimination Entries (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanation	Pro-Forma Combined
Liabilities and Shareholders’ Equity
Current liabilities:
Short term debt and current portion of long-term debt	Ps.	9,167,941	Ps.	3,361,740	Ps.	19,768,894	Ps.	12,667,266	Ps.	—	Ps.	44,965,841	Ps.	—		Ps.	44,965,841
Accounts payable and accrued expenses		97,086,585		2,960,702		12,602,060		17,488,978		(3,870,616)		126,267,709					126,267,709
Taxes payable		16,716,549		175,458		2,211,626		468,842				19,572,475					19,572,475
Related parties		1,045,155				1,602,128		3,320,070		(3,972,256)		1,995,097					1,995,097
Deferred revenues		16,240,451				1,104,175		4,494,451				21,839,077					21,839,077

Total current liabilities		140,256,681		6,497,900		37,288,883		38,439,607		(7,842,872)		214,640,199		—			214,640,199
Long-term liabilities:
Long-term debt		101,741,199		26,117,402		83,105,454		21,310,434				232,274,489					232,274,489
Deferred taxes		22,282,245		3,816,567		15,060,058		7,295,658		(654,645)		47,799,883					47,799,883
Deferred credits						466,696		4,991,473				5,458,169					5,458,169
Employee benefits		10,822,273				4,113,513		2,778,593		(2,559)		17,711,820					17,711,820

Total liabilities		275,102,398		36,431,869		140,034,604		74,815,765		(8,500,076)		517,884,560		—			517,884,560

Shareholders’ equity
Capital stock		36,524,423		20,462,452		9,020,300		55,015,542		(77,328,307)		43,694,410		106,698,656	Notes 2 (a), 2 (c) and 3 (c)		150,393,066

Retained earnings:
From prior years		38,952,974		27,436,668		7,907,079		11,215,607		(12,851,974)		72,660,354		(69,242,616)	Notes 2 (a) and 3 (c)		3,417,738
Current year		76,913,454		17,823,677		20,468,689		9,104,501		(31,392,142)		92,918,179					92,918,179

		115,866,428		45,260,345		28,375,768		20,320,108		(44,244,116)		165,578,533		(69,242,616)			96,335,917
Accumulated other comprehensive income		24,782,273		12,434,921		883,225		20,400,517		(22,553,052)		35,947,884					35,947,884

Total controlling shareholders’ equity		177,173,124		78,157,718		38,279,293		95,736,167		(144,125,475)		245,220,827		37,456,040	Note 3 (e)		282,676,867
Non-controlling interests		732,439				41,480		3,748,805		52,985,949		57,508,673		(37,456,040)	Note 3 (e)		20,052,633

Total shareholders’ equity		177,905,563		78,157,718		38,320,773		99,484,972		(91,139,526)		302,729,500		—			302,729,500

Total liabilities and shareholders’ equity	Ps.	453,007,961	Ps.	114,589,587	Ps.	178,355,377	Ps.	174,300,737	Ps.	(99,639,602)	Ps.	820,614,060	Ps.	—		Ps.	820,614,060

US GAAP adjustments (Note 5)		12,145,910				(30,855,922)		12,462,959				(6,247,053)		124,037,546	Note 3 (d)		117,790,493

Pro-Forma Equity under US GAAP	Ps.	190,051,473	Ps.	78,157,718	Ps.	7,464,851	Ps.	111,947,931	Ps.	(91,139,526)	Ps.	296,482,447	Ps.	124,037,546		Ps.	420,519,993

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2009

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanations	Pro-Forma Combined
Operating revenues:
Services
Air time	Ps.	118,949,020	Ps.	—	Ps.	45,027,811	Ps.	15,255,365	Ps.	—	Ps.	179,232,196	Ps.	—		Ps.	179,232,196
Interconnection		60,557,856				16,572,941		34,876,488		(25,776,078)		86,231,207		—			86,231,207
Monthly rent		75,585,846								(6,367)		75,579,479		—			75,579,479
Long-distance		23,301,403				20,804,790				(138,117)		43,968,076		—			43,968,076
Data						30,817,715		29,762,188		(241,426)		60,338,477		—			60,338,477
Value added services and other services		70,743,490		772,138		5,876,955		12,646,045		(2,487,380)		87,551,248		—			87,551,248
Sales of handsets and accessories		45,573,416								—		45,573,416		—			45,573,416

		394,711,031		772,138		119,100,212		92,540,086		(28,649,368)		578,474,099		—			578,474,099

Operating costs and expenses:
Cost of sales and services		165,039,738				45,955,140		48,421,032		(27,027,387)		232,388,523		—			232,388,523
Commercial, administrative and general expenses		72,380,031		27,611		20,830,245		21,540,979		(1,178,292)		113,600,574		—			113,600,574
Depreciation and amortization		53,082,307		55,315		17,950,768		11,526,288		(28,489)		82,586,189		—			82,586,189

		290,502,076		82,926		84,736,153		81,488,299		(28,234,168)		428,575,286		—			428,575,286

Operating income		104,208,955		689,212		34,364,059		11,051,787		(415,200)		149,898,813		—			149,898,813

Other expenses, net		(2,165,584)		42,593		(1,349,680)		(47,973)		(7,705)		(3,528,349)		—			(3,528,349)

Comprehensive result of financing:
Interest income		1,691,929		174,931		711,243		1,085,044		—		3,663,147		—			3,663,147
Interest expense		(7,410,314)		(1,226,951)		(6,122,328)		(2,365,641)		—		(17,125,234)		—			(17,125,234)
Exchange gain (loss), net		4,556,571		(538,468)		1,096,531		2,372,766		—		7,487,400		—			7,487,400
Other financing (cost) income, net		(1,820,110)		—		—		—		—		(1,820,110)		—			(1,820,110)

		(2,981,924)		(1,590,488)		(4,314,554)		1,092,169		—		(7,794,797)		—			(7,794,797)

Equity interest in net income of affiliates		195,714		19,098,194		254,680		1,889,386		(19,098,194)		2,339,780		—			2,339,780

Income before taxes on profit		99,257,161		18,239,511		28,954,505		13,985,369		(19,521,099)		140,915,447		—			140,915,447
Taxes on profit		22,259,308		415,834		8,485,522		4,422,481		(103,527)		35,479,618		—			35,479,618

Net income—Mexican FRS		76,997,853		17,823,677		20,468,983		9,562,888		(19,417,572)		105,435,829		—			105,435,829
US GAAP adjustments (Note 5)		(2,638,029)		Note 3 (d)		(650,473)		(976,367)				(4,264,869)		(3,058,090)	Note 3 (d)		(7,322,959)

Net income—US GAAP	Ps.	74,359,824	Ps.	17,823,677	Ps.	19,818,510	Ps.	8,586,521	Ps.	(19,417,572)		101,170,960		(3,058,090)		Ps.	98,112,870

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME—(Continued)

Year ended December 31, 2009

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments	Explanations	Pro-Forma Combined
Distribution of net income under Mexican FRS:
Controlling interest	Ps.	76,913,454	Ps.	17,823,677	Ps.	20,468,689	Ps.	9,104,501	Ps.	(19,417,572)	Ps.	104,892,749	(8,304,147)	Note 3 (e)	Ps.	96,588,602
Non-controlling interest (Note 3 (e))		84,399				294		458,387		—		543,080	8,304,147	Note 3 (e)		8,847,227

	Ps.	76,997,853	Ps.	17,823,677	Ps.	20,468,983	Ps.	9,562,888	Ps.	(19,417,572)	Ps.	105,435,829	—		Ps.	105,435,829

Distribution of net income under US GAAP:
Controlling interest	Ps.	74,278,317												Note 3 (d)	Ps.	89,880,120
Non-controlling interest (Note 3 (e))		81,507												Note 3 (d)		8,232,750

	Ps.	74,359,824													Ps.	98,112,870

Weighted average number of shares outstanding (in millions)		32,738												Note 3 (f)		42,506

Controlling Interest earnings per share—Mexican FRS	Ps.	2.35													Ps.	2.27

Controlling interest earnings per share—US GAAP	Ps.	2.27													Ps.	2.11

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2008

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanations	Pro-Forma Combined
Operating revenues:
Services:
Air time	Ps.	99,258,566	Ps.	—	Ps.	48,982,383	Ps.	10,593,515	Ps.	—	Ps.	158,834,464	Ps.	—		Ps.	158,834,464
Interconnection		60,371,865				19,139,692				(26,308,965)		53,202,592		—			53,202,592
Monthly rent		66,805,611								—		66,805,611		—			66,805,611
Long-distance		20,624,128				24,535,033		31,592,774		(68,969)		76,682,966		—			76,682,966
Data						25,387,672		22,253,818		(245,999)		47,395,491		—			47,395,491
Value added services and other services		51,089,479		516,448		6,060,455		11,564,634		(2,173,306)		67,057,710		—			67,057,710
Sales of handsets and accessories		47,505,259										47,505,259		—			47,505,259

		345,654,908		516,448		124,105,235		76,004,741		(28,797,239)		517,484,093		—			517,484,093

Operating costs and expenses:
Cost of sales and services		146,025,037				46,566,053		38,972,801		(27,972,886)		203,591,005		—			203,591,005
Commercial, administrative and general expenses		62,316,415		11,367		19,863,006		19,141,283		(867,135)		100,464,936		—			100,464,936
Depreciation and amortization		41,767,309		19,712		17,933,207		8,967,605				68,687,833		—			68,687,833

		250,108,761		31,079		84,362,266		67,081,689		(28,840,021)		372,743,774		—			372,743,774

Operating income		95,546,147		485,369		39,742,969		8,923,052		42,782		144,740,319		—			144,740,319

Other expenses, net		(2,326,959)		2,380		(679,592)		(102,434)		(16,155)		(3,122,760)		—			(3,122,760)
Comprehensive result of financing:
Interest income		2,414,390		189,271		913,462		1,265,849		(1,513)		4,781,459		—			4,781,459
Interest expense		(8,950,562)		(2,050,980)		(7,652,427)		(1,508,463)		23		(20,162,409)		—			(20,162,409)
Exchange gain (loss), net		(13,686,423)		(1,157,041)		(2,493,729)		(1,878,262)		—		(19,215,455)		—			(19,215,455)
Other financing (cost) income, net		6,357,722		—		—		—		—		6,357,722		—			6,357,722

		(13,864,873)		(3,018,750)		(9,232,694)		(2,120,876)		(1,490)		(28,238,683)		—			(28,238,683)

Equity interest in net income of affiliates		109,416		16,096,955		(62,113)		190,519		(16,096,955)		237,822		—			237,822

Income before taxes on profit		79,463,731		13,565,954		29,768,570		6,890,261		(16,071,818)		113,616,698		—			113,616,698
Taxes on profit		19,888,337		239,817		9,591,659		1,259,333		7,039		30,986,185		—			30,986,185

Net income—Mexican FRS		59,575,394		13,326,137		20,176,911		5,630,928		(16,078,857)		82,630,513		—			82,630,513
US GAAP adjustments		(5,323,315)				(394,354)		(2,354,092)				(8,071,761)		(3,111,991)	Note 3 (d)		(11,183,752)

Net income—US GAAP	Ps.	54,252,079	Ps.	13,326,137	Ps.	19,782,557	Ps.	3,276,836	Ps.	(16,078,857)	Ps.	74,558,752	Ps.	(3,111,991)		Ps.	71,446,761

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME—(Continued)

Year ended December 31, 2008

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments	Explanations	Pro-Forma Combined
Distribution of net income under Mexican FRS:
Controlling interest	Ps.	59,485,502	Ps.	13,326,137	Ps.	20,176,936	Ps.	5,535,476	Ps.	(16,078,857)	Ps.	82,445,194	(10,397,048)	Note 3 (e)	Ps.	72,048,146
Non-controlling interest		89,892		—		(25)		95,452		—		185,319	10,397,048	Note 3 (e)		10,582,367

	Ps.	59,575,394	Ps.	13,326,137	Ps.	20,176,911	Ps.	5,630,928	Ps.	(16,078,857)	Ps.	82,630,513	—		Ps.	82,630,513

Distribution of net income under US GAAP:
Controlling interest	Ps.	54,170,219												Note 3 (d)	Ps.	62,296,680
Non-controlling interest (Note 3 (e))		81,860												Note 3 (d)		9,150,081

	Ps.	54,252,079													Ps.	71,446,761

Weighted average number of shares outstanding (in millions)		34,220												Note 3 (f)		41,359

Controlling Interest earnings per share—Mexican FRS	Ps.	1.74													Ps.	1.74

Controlling interest earnings per share—US GAAP	Ps.	1.59													Ps.	1.51

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year ended December 31, 2007

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments		Explanations	Pro-Forma Combined
Operating revenues:
Services:
Air time	Ps.	87,522,245			Ps.	54,398,425	Ps.	7,873,585	Ps.	—	Ps.	149,794,255	Ps.	—		Ps.	149,794,255
Interconnection		58,554,255				22,603,745		—		(25,764,042)		55,393,958		—			55,393,958
Monthly rent		59,551,717								—		59,551,717		—			59,551,717
Long-distance		20,348,067				27,027,186		30,688,607		—		78,063,860		—			78,063,860
Data		—				22,280,016		19,771,404		—		42,051,420		—			42,051,420
Value added services and other services		40,359,659	Ps.	509,705		4,458,299		9,426,575		(2,662,737)		52,091,501		—			52,091,501
Sales of handsets and accessories		45,243,819								—		45,243,819		—			45,243,819

		311,579,762		509,705		130,767,671		67,760,171		(28,426,779)		482,190,530		—			482,190,530

Operating costs and expenses:
Cost of sales and services		132,373,998				48,905,671		33,451,671		(27,917,074)		186,814,266		—			186,814,266
Commercial, administrative and general expenses		53,605,408		19,671		19,552,442		16,207,483		(509,705)		88,875,299		—			88,875,299
Depreciation and amortization		40,406,018		—		18,425,285		7,770,805		—		66,602,108		—			66,602,108

		226,385,424		19,671		86,883,398		57,429,959		(28,426,779)		342,291,673		—			342,291,673

Operating income		85,194,338		490,034		43,884,273		10,330,212		—		139,898,857		—			139,898,857

Other expenses, net		(3,712,874)		2,696		(44,361)		(242,692)		—		(3,997,231)		—			(3,997,231)
Comprehensive result of financing:														—
Interest income		2,960,265		778,740		1,396,088		1,216,707		—		6,351,800		—			6,351,800
Interest expense		(7,696,967)		(2,889,253)		(6,615,400)		(1,630,535)		958,222		(17,873,933)		—			(17,873,933)
Exchange gain (loss), net		2,463,442		(86,873)		(643,137)		(3,107)		—		1,730,325		—			1,730,325
Monetary gain, net		5,038,406		731,786		2,513,085		140,781		—		8,424,058		—			8,424,058
Other financing (cost) income, net		(3,152,631)		958,222		—		—		(958,222)		(3,152,631)		—			(3,152,631)

		(387,485)		(507,378)		(3,349,364)		(276,154)				(4,520,381)					(4,520,381)

Equity interest in net income of affiliates		57,621		21,037,922		17,245		689,075		(21,037,922)		763,941		—			763,941

Income before taxes on profit		81,151,600		21,023,274		40,507,793		10,500,441		(21,037,922)		132,145,186		—			132,145,186
Taxes on profit		22,454,267		(310,215)		11,618,710		3,486,763		—		37,249,525		—			37,249,525

Income from continuing operations		58,697,333		21,333,489		28,889,083		7,013,678		(21,037,922)		94,895,661		—			94,895,661
Income from discontinued operations, net		—		—		7,166,312		—		(7,166,312)		—		—			—

Net income—Mexican FRS		58,697,333		21,333,489		36,055,395		7,013,678		(28,204,234)		94,895,661					94,895,661
US GAAP adjustments		(3,168,439)				(222,251)		(850,670)		318,021		(3,923,339)		(2,845,014)	Note 3 (d)		(6,768,353)

Net income—US GAAP	Ps.	55,528,894	Ps.	21,333,489	Ps.	35,833,144	Ps.	6,163,008	Ps.	(27,886,213)	Ps.	90,972,322	Ps.	(2,845,014)		Ps.	88,127,308

AMÉRICA MÓVIL, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED PRO-FORMA CONDENSED COMBINED STATEMENT OF INCOME—(Continued)

Year ended December 31, 2007

(in thousands of Mexican pesos)

	América Móvil Consolidated		CGT (non-consolidated)		Telmex Consolidated		Telmex Internacional Consolidated		Pro-Forma Eliminations (Note 3 (a))		Subtotal		Other Pro-Forma Adjustments	Explanations	Pro-Forma Combined
Distribution of net income under Mexican FRS:
Controlling interest		58,587,511		21,333,489		35,484,947		6,463,834		(28,204,234)		93,665,617	(17,150,514)	Note 3 (e)		76,515,033
Non-controlling interest		109,822		—		570,448		549,844				1,230,114	17,150,514	Note 3 (e)		18,380,628

	Ps.	58,697,333	Ps.	21,333,489	Ps.	36,055,395	Ps.	7,013,678	Ps.	(28,204,234)	Ps.	94,895,661	—		Ps.	94,895,661

Distribution of net income under US GAAP:
Controlling interest	Ps.	55,425,000												Note 3 (d)	Ps.	71,057,663
Non-controlling interest (Note 3 (e))		103,894												Note 3 (d)		17,069,646

	Ps.	55,528,894													Ps.	88,127,308

Weighted average number of shares outstanding (in millions)		35,149												Note 3 (f)		42,294

Controlling Interest earnings per share—Mexican FRS	Ps.	1.67													Ps.	1.81

Controlling interest earnings per share—US GAAP	Ps.	1.58													Ps.	1.68

See accompanying notes to Unaudited Pro-Forma Condensed Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

1. Presentation of Unaudited Pro-Forma Condensed Combined Financial Information

América Móvil is a leading provider of wireless communications services in Latin America.

On January 13, 2010, América Móvil announced that it intended to conduct two separate but concurrent offers to acquire outstanding shares of Telmex Internacional and CGT. Telmex Internacional provides telecommunications services in Brazil, Colombia and other countries in Latin America. CGT is a holding company with controlling interests in Telmex Internacional and Telmex, a leading Mexican telecommunications provider.

The two offers consist of the following:

•

The CGT Offer. The consideration in the CGT Offer will consist of 2.0474 AMX L Shares for each share of CGT. If all shareholders of CGT participate in the CGT Offer, América Móvil will issue 7,129 million AMX L Shares in the CGT Offer.

•

The TII Offer. The consideration in the TII Offer will consist of 0.373 AMX L Shares or Ps. 11.66, at the election of the exchanging holder, for each share of Telmex Internacional. CGT has publicly announced that it will not participate in the TII Offer. If all shareholders of Telmex Internacional other than CGT participate in the TII Offer and elect to receive shares, América Móvil will issue 2,639 million AMX L Shares in the TII Offer. If all shareholders of Telmex Internacional other than CGT participate in the offer and elect to receive the cash consideration, América Móvil will pay Ps. 82,495 million (US$6,746 million based on the April 30, 2010 exchange rate) in the TII Offer.

If the TII Offer and the CGT Offer are completed, América Móvil will acquire controlling interests in CGT, Telmex Internacional (directly and indirectly through CGT) and Telmex (indirectly through CGT). The principal purpose of the TII Offer and the CGT Offer is to pursue synergies between América Móvil’s business and that of Telmex Internacional.

América Móvil, CGT and Telmex Internacional are indirectly under the control of the Slim Family.

The accompanying Unaudited Pro-Forma Condensed Combined Balance Sheet is presented in order to present the pro-forma effects of the TII Offer and the CGT Offer as if they were consummated as of December 31, 2009. The accompanying Unaudited Pro-Forma Condensed Combined Statements of Income for each of the three years ended December 31, 2009 are presented in order to present the pro-forma effects of the CGT Offer as if it were consummated as of January 1, 2007. The accompanying Unaudited Pro-Forma Condensed Combined Statements of Income is also presented in order to present the pro-forma effects of the TII Offer as if it were consummated as of January 1, 2009.

The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented based on the provisions of Article 11 of Regulation S-X of the SEC. In presenting the accompanying Unaudited Pro Forma Condensed Combined Financial Statements, América Móvil has not presented a column for the audited historical consolidated financial information of CGT. Instead, it has presented separate columns for the audited historical consolidated financial statements of América Móvil, Telmex and Telmex Internacional representing the substantial entirety of the assets and operations of the entities subject to the TII Offer and the CGT Offer. América Móvil has also presented a column for the unaudited non-consolidated (equity method accounting) financial statements of CGT, along with incremental disclosures for CGT’s indebtedness and derivatives. CGT has no significant assets or operations beyond its holdings in Telmex and Telmex Internacional. The CGT non-consolidated (equity method accounting) financial statements also include combined amounts for two CGT

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

majority (99.9%) owned subsidiaries (Empresas y Controles en Comunicaciones, S.A. de C.V. and Multimedia Corporativo, S.A. de C.V.), which also have small holdings of shares of both Telmex and Telmex Internacional. Those subsidiaries have no operating revenues and their only assets are their equity investments in both Telmex and Telmex Internacional, and insignificant amounts of cash.

América Móvil has presented the accompanying Unaudited Pro Forma Condensed Combined Financial Statements for illustrative purposes only. The Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of the actual results of operations or financial position that would have occurred had the TII Offer and the CGT Offer occurred on the dates indicated, nor are they indicative of future operating results or financial position. No account has been taken within the Unaudited Pro Forma Condensed Combined Financial Statements of any operating synergies, transaction expenses or costs that may result from the TII Offer and the CGT Offer.

2. Accounting for the TII Offer and the CGT Offer

a. Common Control—CGT Offer

The CGT Offer involves the share-for-share exchange of capital stock based on the terms disclosed above. Prior to the CGT Offer, 88.57% of CGT’s capital stock was indirectly owned by the Slim Family. That component of the CGT Offer has been accounted for as a transaction between entities under common control with balances and transactions being accounted for at historical cost on a basis similar to the accounting method previously known as a “pooling-of-interest” for all periods presented herein. In combining the historical financial statements of the companies, América Móvil has not adjusted any historical accounting policies, believing that they all reasonably conform. Prior to the CGT Offer, 11.43% of CGT’s capital stock was owned by investors other than the Slim Family. The acquisition of those shares has been accounted for at a share price of Ps. 31.16 as of April 29, 2010, with the resulting difference on the third party share acquisition being recorded as a charge to retained earnings in the amount of Ps. 24,546,586.

b. Repurchase of Non-Controlling Interests in Telmex Internacional—TII Offer

The TII Offer has been accounted for as a repurchase of non-controlling interest in the manner discussed in Note 3(c) below.

c. Pro-Forma Capital Stock

CGT’s historical combined capital stock as of December 31, 2009 prior to the TII Offer and the CGT Offer was Ps. 20,462,452, and was represented by Ps. 7,169,987 related to CGT and Ps. 13,292,465 related to Empresas y Controles en Comunicaciones, S.A. de C.V. and Multimedia Corporativo, S.A. de C.V. The latter amounts have been eliminated in the combination of the Unaudited Pro-Forma Condensed Combined Balance Sheet.

Pro-Forma capital stock balances reflect the following:

Historical carrying value of América Móvil capital stock	Ps. 36,524,423
Historical carrying value of 88.57% of CGT capital stock exchanged with Slim Family entities in the CGT Offer	6,350,457
Assumed value of 11.43% of CGT capital stock exchanged with third parties in CGT Offer	25,366,116
Assumed value of TII Offer shares (see Note 3(c) below)	82,152,070

Pro-Forma capital stock	Ps.150,393,066

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

In accounting for the issuance of the pro-forma shares, a pro-forma adjustment of Ps. 106,698,656 has been presented in the accompanying Unaudited Pro-Forma Condensed Combined Balance Sheet. This adjustment primarily relates to the value assigned to capital stock issued to third parties.

3. Pro-Forma Adjustments

a. Elimination of Intercompany Transactions and Balances

Elimination entries have been made so as to combine the financial position and results of operations of the entities under common control. The amounts eliminated in the accompanying Unaudited Pro Forma Condensed Combined Financial Statements include:

•

revenues, expenses, accounts payable, related party accounts payable, taxes payable, related parties accounts receivable and accrued liabilities, corresponding to eliminations for transactions carried out between the entities under common control. The eliminations also contain the related income tax effects, if any. The primary services rendered and or received by the entities are: interconnection services, sales of handsets and accessories, long distance charges, sale of airtime, sale and lease of corporate links and networks, call traffic, lease of physical space, as well as other operating services, such as technical assistance;

•	CGT’s equity interests in both Telmex and Telmex Internacional as of December 31, 2009;

•

Discontinued operations recorded by Telmex during the year ended December 31, 2007 related to its spin-off of Telmex Internacional. Historical results of Telmex Internacional reflect a full year of operations during the year ended December 31, 2007;

•	Capital stock accounts of subsidiary companies as discussed above.

b. Income Taxes

The TII Offer and the CGT Offer are anticipated to be non-taxable to the combined companies.

c. Repurchase of Telmex Internacional Non-Controlling Interest

The pro-forma effects of the TII Offer have been reflected in the Unaudited Pro-Forma Condensed Combined Balance Sheet as of December 31, 2009. The pro-forma effects of the TII Offer have also been reflected in the Unaudited Pro-Forma Condensed Combined Statements of Income from January 1, 2009.

The repurchase of Telmex Internacional non-controlling interest has been assumed to be a share-for-share exchange based on the terms disclosed above. This pro-forma exchange has resulted in a reduction in Telmex Internacional non-controlling interest to zero, an increase in América Móvil common shares of 2,639 million shares at a value of Ps. 31.16 per share as of April 29, 2010 (a total value of Ps. 82,152 million), with the resulting difference on the non-controlling interest acquisition being recorded as a charge to retained earnings in the amount of Ps. 44,696,030.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

As indicated above, Telmex Internacional shareholders have the option to have their TII Securities repurchased either through an exchange of América Móvil shares or in cash at Ps. 11.66 per TII Security. While the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet assumes a share-for-share exchange, should the following levels of TII Securities elect to receive cash, América Móvil would be required to pay the following amounts in cash:

Percentage of Outstanding	Potential Cash Payment for Telmex Internacional Non-Controlling Interest
10%	Ps. 8,248
20%	Ps. 16,496
30%	Ps. 24,744
40%	Ps. 32,992
50%	Ps. 41,240
60%	Ps. 49,488
70%	Ps. 57,736
80%	Ps. 65,984
90%	Ps. 74,232
100%	Ps. 82,495

Under certain circumstances, the Mexican regulators may require as a condition to obtain deregistration and delisting in Mexico that Telmex Internacional establish a trust (fideicomiso) holding AMX L Shares and cash sufficient to purchase any TII Shares that remain outstanding following completion of the TII Offer (the “TII Repurchase Trust”). An offer through the TII Repurchase Trust would be made in compliance with then applicable Mexican and United States legal requirements. The TII Repurchase Trust would offer to purchase TII Shares for a period of six months from the date the registry of the TII Shares is cancelled. However, for the purposes of these Unaudited Pro-Forma Condensed Combined Financial Statements, 100% share-for-share participation in the TII Offer has been assumed.

The final accounting will be based on the share price on the date of exchange and also actual results of the TII Offer and the CGT Offer. As a result, the actual amounts will differ from the pro-forma amounts presented herein.

d. Basis Differences of CGT’s Holdings in Telmex and Telmex Internacional

CGT has no other significant assets or operations beyond its holdings in Telmex and Telmex Internacional.

The only material difference between Mexican FRS and accounting principles generally accepted in the United States (“US GAAP”) as applied to the historical CGT financial statements relates to estimated amounts attributable to purchase accounting for a very significant number of purchases of treasury shares by Telmex and Telmex Internacional over many years, and also CGT’s purchase of non-controlling interests in Telmex and Telmex Internacional over those years. Under Mexican FRS, the acquisition of non-controlling interest has been treated as an equity transaction. Under US GAAP in effect prior to January 1, 2009, purchases of minority interests represented a “step acquisition” that must be recorded utilizing the “purchase method”, whereby the purchase price was allocated to the proportionate fair value of assets and liabilities acquired. Subsequent to January 1, 2009, Mexican FRS and US GAAP provide for similar accounting for the acquisition of non-controlling interest.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

América Móvil has estimated this US GAAP pro-forma adjustment based on the excess of the cost over the carrying value of the numerous share purchases in Telmex and Telmex Internacional. Those excess amounts were then allocated to the underlying net assets based on overall assumptions, allocating three percent to fixed asset basis, 37% to trademarks and 60% to goodwill, which América Móvil believes is a reasonable estimation for the purpose of these Unaudited Pro-Forma Condensed Combined Financial Statements. Certain of these amounts were then depreciated or amortized since the date of acquisition. Depreciation and amortization were applied to the adjustments as follows:

Asset Category	Depreciation Period
Property, plant and equipment	10 years
Trademarks	20 years
Goodwill, prior to 2002	20 years
Goodwill, subsequent to 2002	Not amortized

Pro-Forma depreciation and amortization expense was Ps. 3,144,986, Ps. 3,211,802 and Ps. 3,204,505 in each of the years ended December 31, 2009, 2008 and 2007, respectively. The pro-forma tax benefit over the depreciation expense was Ps. 86,896, Ps. 99,811 and Ps. 92,514 respectively. Therefore, the pro-forma net income adjustment in each of the years ended December 31, 2009, 2008 and 2007 amount to Ps. 3,058,090, Ps. 3,111,991 and Ps. 2,845,014 respectively.

In order to apply conformed accounting policies to the combined companies, for amounts incurred prior to January 1, 2008 inflationary accounting was also applied consistent with Mexican FRS. While inflationary accounting is not applied under US GAAP, it has also not been eliminated in the reconciliation to US GAAP by any of the companies, in accordance with the Instructions to Form 20-F.

Impairment was evaluated giving consideration to whether the carrying amount of the US GAAP adjustment exceeds its recovery value. No additional impairment has been recorded during any of the periods presented in the Unaudited Pro Forma Condensed Combined Financial Statements beyond those impairment charges recognized in the historical financial statements.

The resulting difference between CGT’s shareholders’ equity under Mexican FRS and US GAAP was estimated at Ps. 124,856,242 (Ps. 124,037,546 net of pro-forma deferred income taxes) as of December 31, 2009 and has been applied as a pro-forma adjustment in the accompanying Unaudited Pro Forma Condensed Combined Balance Sheet. This Ps. 124,037,546 difference is comprised of Ps. 1,910,291 in additional property, plant and equipment, Ps. 33,804,868 in additional trademarks and Ps. 88,322,387 in additional goodwill.

e. Non-Controlling Interests

Investors other than CGT own approximately 40.57% in Telmex.

In Telmex’s historical audited financial statements, this equity was included as a component of controlling interest shareholders’ equity in its separate consolidated balance sheet. Upon completion of the TII Offer and the CGT Offer, Telmex will be an indirect consolidated subsidiary of América Móvil, and accordingly this equity has been reclassified (as part of the other pro-forma adjustments discussed above) and presented as a component of non-controlling interest in the final pro-forma numbers attached.

Prior to the completion of the TII Offer, investors other than CGT owned approximately 39.27% of Telmex Internacional.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

Pro-forma non-controlling interest amounts as of December 31, 2009 are as follows:

América Móvil:
Non-controlling interest before the TII Offer and the CGT Offer	Ps.	732,439
Telmex:
Non-controlling interest before the TII Offer and the CGT Offer		41,480
Other investors, whose 40.57% equity in Telmex will become non-controlling interest upon completion of the CGT Offer		15,529,909
Telmex Internacional:
Non-controlling interest before the TII Offer		3,748,805

Pro-Forma Non-Controlling Interest	Ps.	20,052,633

In accounting for the acquisition of non-controlling interest, pro-forma adjustments of Ps. 37,456,040 have been reflected in the accompanying Unaudited Pro-Forma Condensed Combined Balance Sheet. This adjustment relates to the acquisition of Ps. 52,985,949 of Telmex Internacional non-controlling interests in the TII Offer and the addition of Ps. 15,529,909 of Telmex other investors controlling interest equity that would become part of América Móvil’s non-controlling interest after completion of the CGT Offer.

The amount of non-controlling interest in the accompanying Unaudited Pro-Forma Condensed Combined Statements of Income reflects the change in ownership resulting from the CGT Offer from January 1, 2007 and the TII Offer from January 1, 2009. These changes result in a pro-forma reclassification between controlling and non-controlling net income of Ps. 8,304,147, Ps. 10,397,048 and Ps. 17,150,514 during the years ended December 31, 2009, 2008 and 2007, respectively, for the reasons discussed above.

f. Earnings Per Share

Historical and pro-forma controlling interest earnings per share amounts have been presented for América Móvil both under Mexican FRS and under US GAAP. In presenting the pro-forma number of shares outstanding, América Móvil added the historical weighted average number of shares outstanding to the presumed number of shares issued in the CGT Offer for all periods presented (based on the proposed exchange rate), and in the TII Offer since January 1, 2009, as follows (in millions of shares):

	Historical Weighted Average Shares Outstanding	CGT Offer	TII Offer	Pro-Forma Shares Outstanding
Year ended December 31, 2007	35,149	7,145	—	42,294
Year ended December 31, 2008	34,220	7,139	—	41,359
Year ended December 31, 2009	32,738	7,129	2,639	42,506

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

4. Additional CGT Disclosures

a. Indebtedness

CGT’s long-term debt consists of the following:

	Interest rate at December 31		Maturity From 2010 to	Balance at December 31
	2009	2008		2009	2008
Debt denominated in U.S. dollars:
Secured loans—see discussions below	LIBOR + .20	LIBOR + .20	2012	Ps. 28,729,142	Ps. 29,784,263

Total				28,729,142	29,784,263

Debt denominated in Mexican pesos:
Domestic senior notes	9.30%	9.30%	2010	750,000	750,000
Short-term domestic senior notes		10.25%	2008	—	3,934,917

Total				750,000	4,684,917

Total debt				29,479,142	34,469,180
Less short-term debt and current portion of long-term debt				3,361,740	3,934,917

Long-term debt				Ps. 26,117,402	Ps. 30,534,263

In prior years, CGT entered into a series of asset swaps and forward share purchase agreements to facilitate its repurchase of TMX L Shares and TII L Shares. The forward contracts to acquire the TMX and TII non-controlling interest were entered into contemporaneously with the asset swap agreements. Payment amounts and settlement dates under the forward contracts are fixed. CGT has accounted for these transactions as financing transactions, and the free-standing derivative instruments are described above as “secured loans.” The secured loans are recorded at settlement amount, and interest expense is recognized on the accrual basis. Non-controlling interest was not recognized at inception of the share swap and no earnings are allocated to the non-controlling interest swapped.

The secured loans aggregate US$ 2,200 million and mature in varying increments between 2010 and 2012. Under those arrangements, CGT swapped 84.05 million ADRs representing 1,681 million TMX L Shares and TII L Shares, representing the number of shares underlying the forward contracts as of December 31, 2009. The loans bear interest at London Interbank Offered Rate (LIBOR) plus a spread, which ranged from 0.20% to 0.625% in 2009. CGT’s weighted-average cost of debt at December 31, 2009 (including interest expense, interest rate swaps, commissions and taxes withheld) was approximately 6.67% (10.25% in 2008).

In connection with CGT’s forward purchase obligations, CGT is contingently obligated to provide additional cash collateral to the derivative counterparty to the extent that the market value of the shares serving as collateral under the forward contract falls below specified forward contract exercise price. The contingent collateral starts with a 5% (of the US$ 2,200 million) collateral amount when the market price of the shares is equal to or lower than 85% exercise price. The amount of contingent collateral adjusts in 5% increments based on the share price. The contingent collateral ends with an 85% collateral amount when the market price is equal or lower than 5% of the exercise price. Through December 31, 2009, no collateral has been forwarded to the counterparty. Any amounts ultimately forwarded to the counterparty will be returned upon contract maturity.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

As the accompanying Unaudited Pro-Forma Condensed Combined Financial Statements assume that all TII L Shares not owned by the Slim Family will be tendered in the TII Offer, the accompanying Unaudited Pro-Forma Condensed Combined Financial Statements assume that this underlying TII L Share repurchase obligation will ultimately be replaced with a proportionate amount of TMX L Share repurchase obligation. That resolution, however, is pending negotiation with the counter-parties to the forward contracts.

CGT’s long-term debt maturities at December 31, 2009 are as follows:

Year	Total
2011	Ps. 14,364,571
2012	11,752,831

Ps. 26,117,402

b. Other Derivative Financial Instruments

CGT is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, CGT utilizes swaps, cross currency swaps and forwards to fix exchange rates to the liabilities being hedged; however, CGT has not applied hedge accounting rules to its derivative financial instruments.

CGT’s derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which it has entered into the related agreements. Changes in the fair value of derivatives are recognized in results of operations.

CGT’s derivative financial instruments consist of the following:

Interest-rate swaps

To offset its exposure to financial risks, CGT entered into interest-rate swaps. Under these contracts, the parties exchange cash flows on the amount resulting from applying the agreed rates on the notional amount of the swaps. CGT agreed to receive the 28-day Mexican weighted interbank (TIIE) rate and to pay fixed rates. The changes in fair value of the swaps are recorded in results of operations in accordance with the related market interest rates. At December 31, 2009 and 2008, CGT had interest-rate swaps for a total notional amount of Ps. 9,400 and Ps. 9,000 million, respectively. For the year ended December 31, 2009, CGT recognized a net expense of Ps. 305,938 (Ps. 128,835 in 2008, and income of Ps. 41,965 in 2007) as part of Comprehensive result of financing due to changes in the fair value of such instruments.

Cross currency swaps

At December 31, 2009 and 2008, CGT also had cross currency swaps for a total notional amount of US$ 500 million. For the year ended December 31, 2009, CGT recognized a net expense for these cross currency swaps in Comprehensive result of financing of Ps. 373,000 (Ps. 114,844 in 2008). At December 31, 2007 CGT did not have cross currency swaps.

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands of Mexican pesos, and thousands of U.S. dollars,

except share and per share amounts and when indicated otherwise)

Other forward contracts

As part of its risk management strategy, CGT uses derivatives to reduce the risk associated with exchange rate fluctuations on its U.S. dollar denominated transactions. In 2009, CGT entered into long-term forward exchange contracts, which, at December 31, 2009, cover liabilities of US$ 1,535 million (US$ 1,221 million in 2008). For the year ended December 31, 2009, CGT recognized a net expense of Ps. 1,467,004 (income of Ps. 4,699,452 in 2008, and expense of Ps. 579,701 in 2007) to results of operations for these forward exchange contracts corresponding to exchange differences.

An analysis of the fair value of financial instruments at December 31, 2009 and 2008 is as follows:

	2009				2008
	Notional amount		Fair value (assets)		Notional amount		Fair value (assets)
	(in millions)				(in millions)
Instrument
Cross currency swaps	US$	500	Ps.	1,240	US$	500	Ps.	1,613
Forwards dollar-peso	US$	1,535		154	US$	1,221		1,280
Interest-rate swaps in pesos	Ps.	9,400		119	Ps.	9,000		280

Total			Ps.	1,513			Ps.	3,173

At December 31, 2009 the fair value of debt was estimated at Ps. 28,999,062.

5. US GAAP Adjustments

The consolidated financial statements of América Móvil, Telmex, Telmex Internacional and CGT are prepared in accordance with Mexican FRS, which differs in certain significant respects from US GAAP. Adjustments to reconcile the historical net income and historical shareholders’ equity of América Móvil, Telmex and Telmex Internacional are each presented separately and explained in the audited historical financial statements of those companies, and are summarized as follows:

	Net income for 2009	Net income for 2008	Net income for 2007	Shareholders’ Equity
América Móvil	Ps.(2,638,029)	Ps.(5,323,315)	Ps.(3,168,439)	Ps.12,145,910
Telmex	(650,473)	(394,354)	(222,251)*	(30,855,922)
Telmex Internacional	(976,367)	(2,354,092)	(850,670)	12,462,959

Total	Ps.(4,264,869)	Ps.(8,071,761)	Ps.(4,241,360)	Ps.(6,247,053)

*	represents US GAAP adjustments of Ps. 95,770 related to continuing operations, and (Ps. 318,021) related to discontinued operations. Amounts related to discontinued operations are ultimately eliminated in the presentation of pro-forma results.

Adjustments to reconcile the Mexican FRS and US GAAP net income and shareholders’ equity of CGT for the purpose of these pro-forma financial statements are presented as a pro-forma adjustment based on management’s estimate, and are explained in Note 3(d) above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/S/ CARLOS JOSÉ GARCÍA MORENO ELIZONDO
Date: May 18, 2010	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer